





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramax Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 International Drive, STE A
(No. and Street)

Williamsville	NY	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D'Alba 716-626-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D'Alba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramax Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDRA ROEHL
NOTARY PUBLIC, State of New York
Qualified in Erie County
Commission Expires 08/06/2022

Alexandra Roehl
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2019

PARAMAX SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Paramax Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paramax Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Paramax Securities, LLC's management. Our responsibility is to express an opinion on Paramax Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paramax Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Paramax Securities, LLC's financial statements. The supplemental information is the responsibility of Paramax Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Paramax Securities, LLC's auditor since 2019.

Celeste, Texas
January 17, 2020

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PARAMAX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$	68,948
Prepaid expenses		8,679
Total Assets	$	77,627

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	8,546
Member's Equity		69,081
Total Liabilities & Member's Equity	$	77,627

The accompanying notes are an integral part of these financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues:	
Merger and acquisition services	$ 2,925,337
Interest income	61
Total Revenues	2,925,398
Expenses:	
Compensation and related costs	774,674
Communication and data processing	5,719
Office and adminstrative services - Parent	52,922
Professional fees	39,940
Regulatory fees	16,592
Other expenses	1,632
Total Expenses	891,479
Net Income	$ 2,033,919

The accompanying notes are an integral part of these financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

Balance at December 31, 2018	$	50,162
Net income		2,033,919
Distributions to member		(2,015,000)
Balance at December 31, 2019	$	69,081

The accompanying notes are an integral part of these financial statements.

PARAMAX SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$2,033,919
Adjustments required to reconcile net income	
to cash provided by operating activities:	
Change in assets and liabilities:	
Increase in prepaid expenses	(373)
Increase in accounts payable and accrued expenses	6,091
Net cash provided by operating activities:	2,039,637
Cash flows from financing activities:	
Distributions to member	(2,015,000)
Net cash used in financing activities	(2,015,000)
Net increase in cash	24,637
Cash - beginning of year	44,311
Cash - end of year	$ 68,948
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for :	
Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business:

Paramax Securities, LLC (the "Company"), was organized in May 2007 as a New York limited liability company. The Company is a wholly owned subsidiary of Paramax Corporation (Parent), a New York corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily in providing merger and acquisition services, through referrals from its Parent, to early stage and growth stage entities located throughout the United States.

Note 2 – Summary of significant accounting policies:

Use of estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:
Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Note 2 – Summary of significant accounting policies (continued):

Income taxes:

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Parent has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the individual shareholders of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

Note 3 – Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $60,402, which was $55,402 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .14 to 1.

Note 4 - Related party transactions/Concentration/Economic dependency:

The Company provides merger and acquisition services through referrals from its Parent. During 2019, the Company earned all of its merger and acquisition services revenue through referrals from its Parent.

The Company made distributions totaling $2,015,000 to its Parent during the year.

The sole shareholder of the Parent, who is also an officer and registered securities representative of the Company, generated approximately 40% of the Company's revenue and accounted for approximately 40% of the Company's compensation and related costs for the year. The Company is economically dependent upon this individual due to the concentration of services provided.

The Parent acts as a common paymaster for the Company and regularly pays payroll and other costs on behalf of the Company, which the Company settles on a regular basis.

The Company is a participating employer in a 401(k) plan offered by its Parent. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. For the year ended December 31, 2019, the Company made matching contributions of $17,052, which are included in compensation and related costs in the accompanying statement of operations.

Note 4 - Related party transactions/Concentration/Economic dependency (continued):

The Company and its Parent have entered into an office and administrative services agreement ("Agreement") effective September 1, 2013, for a one-year term, automatically renewable, unless canceled by either Party. The Agreement has automatically renewed through August 31, 2020. Under the Agreement the Parent provides management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll (excluding commissions), marketing, sales, legal and accounting services. The Agreement required the Company to pay a proportional allocation services fee of $4,410 per month for 2019. Fees under the Agreement totaled $52,922 for the year ended December 31, 2019.

Note 5 – Concentration of credit risk:

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2019, there was no uninsured balance.

Note 6 – Contingencies:

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 – Subsequent events:

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through January 17, 2020, the date which the financial statements were available to be issued.

PARAMAX SECURITIES, LLC
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2019

Computation of Net Capital

Member's equity qualified for net capital	$	69,081
Non-allowable assets:		
Prepaid expenses		8,679
Total non-allowable assets		8,679
Net capital	$	60,402
Aggregate indebtedness:		
Accounts payable and accrued expenses		8,546
Total aggregate indebtedness	$	8,546
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	5,000
Excess net capital	$	55,402
Ratio of aggregate indebtedness to net capital		0.14 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Paramax Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Paramax Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paramax Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Paramax Securities, LLC stated that Paramax Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Paramax Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paramax Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 17, 2020

10

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



PARAMAX
SECURITIES, LLC
333 INTERNATIONAL DRIVE, SUITE A
WILLIAMSVILLE, NEW YORK 14221
(716) 626-1200
(716) 626-4800 FAX

Paramax Securities, LLC Assertions

Paramax Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(*k*)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Paramax Securities, LLC

I, Russell D'Alba, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

____
Russell D'Alba, President
January 14, 2020